May 26, 2009

VIA EDGAR

Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	Solera Holdings, Inc.

Annual Report on Form 10-K

Filed August 29, 2008

File No. 001-33461

Dear Ms. Jacobs:

On behalf of Solera Holdings, Inc., a Delaware corporation (“Solera”), this is to confirm that Solera received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated May 8, 2009. As I mentioned in my May 24 voicemail to Evan Jacobson of the Staff, Solera will provide its response to the Staff’s comments by June 10, 2009.

Should you have any questions or comments, please contact me at (858) 724-1600, or Mark Leahy of Fenwick & West LLP, our outside legal counsel, at (650) 988-8500.

Sincerely,

/s/ Jason M. Brady
Jason M. Brady
Senior Vice President, General Counsel and
Secretary

cc:	Evan Jacobson, Securities and Exchange Commission

Tony Aquila, Solera Holdings, Inc.

Dudley Mendenhall, Solera Holdings, Inc.

Don Tartre, Solera Holdings, Inc.

Jack Pearlstein, Solera Holdings, Inc.

Mark Leahy, Fenwick & West LLP

Mohana Dissanayake, Deloitte & Touche LLP

Solera Companies

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